A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03 NOV 14 AM 7:21

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2003-11-07

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

03037353

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: “Henkel wins "Silver" for Corporate Image in Germany".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

T. Kuehn

H. Nicolas

11/17

Encl.

Henkel A Brand like a Friend

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06.11.2003 11:03
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Thema: Press Release "Henkel Wins Silver for Corporate Image in Germany"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel Wins Silver for Corporate Image in Germany", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press Release
Confirmation of upward trend

Henkel Wins "Silver" for Corporate Image in Germany

Düsseldorf, Germany – The Henkel Group has the second most favorable image among Germany's top companies. This was confirmed by a second image survey entitled "Top Companies Compass," which was implemented by the Mölln-based market and opinion research institute Ipsos in September 2003. Similar to the first study, BMW is the only company ranked higher than Henkel.

"The results of the study demonstrate that our focus on the corporate brand Henkel has been successful, and that Henkel is accepted by customers as 'A Brand like a Friend'. We are on the right track when it comes to establishing Henkel as an international corporate brand," says Prof. Ulrich Lehner, President and CEO of the Henkel Group.

Within the framework of the survey, Ipsos studied the level of awareness as well as the quality of the image of 31 large German companies. A total of 1,000 consumers aged 14 and older were interviewed to find out whether they had heard, read or seen anything about these companies in recent months. In addition, the personal impression about each company was evaluated subjectively by the respondents. In terms of overall positive image, Henkel was ranked second at a level of 84%, close behind BMW (88%). According to the study, 81% of the interviewees were aware of "Henkel" as a corporate name.


Awareness in %
Image index in %
BMW 90 88
Henkel 81 84
Adidas-Salomon 75 80
Siemens 90 80
Volkswagen 92 80
Lufthansa 88 77
Continental 68 73
Linde 53 71
MAN 61 71
DaimlerChrysler 87 69
TUI 83 67
Metro 68 63
BASF 72 62
RWE 67 59
Fresenius Med. Care 28 57
ThyssenKrupp 68 57
Bayer 82 56
Schering 45 53
SAP 46 49
E.on 72 43
Allianz 89 37
Deutsche Bank 85 25
Deutsche Post 97 19
Commerzbank 74 18
Infineon 51 15
Deutsche Börse 66 13
Hypo-Vereinsbank 68 13
Altana 13 6
Deutsche Telekom 98 6
Source: Ipsos, September 2003

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

November 6, 2003

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Tel.: ++49-211-797-3533
Tel.: ++49-211-798-2484
E-Mail: press@henkel.com

Sven Jacobsen
Tel.: ++49-211-797-6321
Tel.: ++49-211-798-2484

Internet: http://www.presse.henkel.de
http://www.henkel.de

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A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03 NOV 14 AM 7:21

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2003-11-07

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel joins the United Nations' Global Compact".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kuehn H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 146-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender)
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

Vccmail
07.11.2003 10:00
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel joins the United Nations' Global Compact"

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel joins the United Nations' Global Compact", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press Release

Dedicated to sustainability and corporate social responsibility

Henkel joins the United Nations' Global Compact

In a letter to Kofi Annan, the Secretary-General of the United Nations, Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group, declared the Company's participation in the UN's Global Compact initiative. The Henkel Group has thus committed to integrate the nine principles of the Global Compact in its corporate culture and day-to-day business operations.

Düsseldorf – The aim of the Global Compact is to bring companies together with UN agencies, labor and civil society to respect human rights around the world and to support fundamental labor rights and environmental protection. At Henkel, the principles of the Global Compact are already reflected in its vision of making people's lives easier, better and more beautiful, and in its corporate values. One of Henkel's ten corporate values reads: We are dedicated to sustainability and corporate social responsibility. Lehner adds: "The corporate ethics deriving from this sense of responsibility are anchored in our corporate standards and the Code of Conduct that is binding

for all of our employees."

For Lehner, joining the Global Compact also brings concrete advantages for the Company: "The long-term economic success of the Henkel Group hinges on how we as a company behave toward society as a whole. The fact that we live the Henkel Code of Conduct and our slogan 'A Brand like a Friend' in our daily work strengthens our corporate culture. The quality of our reputation is also determined by our behavior. Each of our employees therefore makes an essential contribution to the long-term continuity and profitability of a consistently viable Henkel Group."

The principles of the Global Compact can be found at: http://www.unglobalcompact.org

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

November 7, 2003

Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
email: ernst.primosch@henkel.com
Internet: www.presse.henkel.de

R&D and Sustainability Communications
Wolfgang Zengerling
Phone: +49-211-797-9336
Fax: +49-211-798-5598
email:wolfgang.zengerling@henkel.com

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